

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2018

Jorg Schanow, LL.M.
General Counsel
Gebr. Knauf KG
Am Bahnhof 7
97346 Iphofen
Federal Republic of Germany

> **Re: USG Corporation**
> **PRRN14A filed on April 17, 2018**
> **Filed by Gebr. Knauf KG**
> **File No. 001-08864**

Dear Mr. Schanow:

We have the following comment on the filing listed above:

<u>General</u>

1. We have reviewed the arguments submitted in response to prior comment 1 in support of Knauf's belief it has complied with its obligations under Regulation 13D-G with respect to its holdings in, and plans with respect to, USG Corporation and USG Corporation's securities. Based on the facts and public disclosures, we express no view with respect to Knauf's position. Please be advised that amendments to Schedule 13D are regulated under §13(d)(2) and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement or commencement of a tender offer, solicitation or similar transaction. Generic disclosure reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

We remind you that the filer is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Craig A. Roeder
Baker & McKenzie LLP